Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


                                MAYTAG/WHIRLPOOL
                                   Q&A FOR S-4

FILING DETAILS
--------------

Q.    WHAT AND WHY HAVE YOU FILED? WHAT IS THIS DOCUMENT?

A. This document is called a "Form S-4/Registration Statement." It is filed with the Securities and Exchange Commission (SEC). Once cleared by the SEC, most of the document is sent to Maytag shareholders. The document serves two purposes:

      1) Maytag's board of directors will use this document to solicit proxies from the holders of Maytag common stock for use at the Maytag special meeting, where holders of Maytag common stock will be asked, in part, to vote upon adoption of the merger agreement.

      2) In addition, Whirlpool will send this document to Maytag shareholders as a prospectus in connection with the issuance of shares of Whirlpool common stock, in exchange for Maytag common stock in the merger.

ACQUISITION PRICE
-----------------

Q.    WHY DID WHIRLPOOL STRUCTURE THE DEAL 50% EQUITY AND 50% STOCK?

A. We believe the mix of stock and cash provides financial flexibility for the combined company and allows existing Maytag shareholders the opportunity to participate in the value-creating opportunities from the combined company.

Q.    WHAT WILL MAYTAG SHAREHOLDERS RECEIVE IN EXCHANGE FOR THEIR SHARES?

A. Under the terms of the merger agreement, each share of Maytag common stock will be exchanged for (a) $10.50 in cash and (b) between 0.1144 and 0.1398 of a share of Whirlpool common stock. In the proxy statement /prospectus, we refer to the fraction of a share of Whirlpool common stock to be issued for each share of Maytag common stock as the "exchange ratio." The exchange ratio will be determined by reference to the volume weighted average sales price per share of Whirlpool common stock on the New York Stock Exchange for the 20 consecutive full trading days ending on the second trading day prior to the effective time of the merger, which we refer to as the "reference price."

      The exchange ratio will adjust to ensure that the fraction of a share of Whirlpool common stock received will be equal to $10.50 divided by the reference price, so long as the reference price is between $75.1039 and $91.7937. If the reference price is less than $75.1039, the exchange ratio will no longer adjust, and Maytag shareholders will receive 0.1398 of a share of Whirlpool common stock. If the reference price is greater than $91.7937, the exchange ratio will no longer adjust, and Maytag


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      shareholders will receive 0.1144 of a share of Whirlpool common stock for each share of Maytag common stock they own.

      The number of shares of Whirlpool common stock Maytag shareholders will receive in the merger will equal the number, rounded down to the nearest whole number, determined by multiplying the exchange ratio by the number of shares of Maytag common stock Maytag shareholders own.

      Maytag shareholders will not receive any fractional shares of Whirlpool common stock in the merger. Instead, they will be entitled to receive cash, without interest, for any fractional share of Whirlpool common stock they might otherwise have been entitled to receive, based on a portion of the proceeds from the sale of all fractional shares in the market.

      For more information on the exchange ratio, please see the proxy statement/prospectus.

Q.    HOW DID WHIRLPOOL ARRIVE AT THE $120M REVERSE BREAK-UP FEE?

A. Transactions of this nature are often structured with some type of reverse breakup fee. In our case, we negotiated the terms in a manner that was deemed mutually satisfactory with Maytag and Whirlpool. We also agreed to provide up to $15 million to assist Maytag in retaining employees.

      For more information on the background of the transaction, please see the proxy statement/prospectus.

Q.    WHY DOES WHIRLPOOL WANT TO BUY MAYTAG?

A. Whirlpool currently expects the merger with Maytag to generate approximately $300 to $400 million of annual pre-tax savings by the third year following completion of the merger. Efficiencies are expected to come from all areas across the value chain, including product manufacturing and marketing, global procurement, logistics, infrastructure and support areas, product research and development, and asset utilization. Achieving these efficiencies will require one-time costs and capital investments currently estimated to be in the range of $350 million to $500 million, a majority of which currently are anticipated to be capitalized through purchase accounting. Whirlpool currently anticipates incurring these costs during the first two years following completion of the merger.

      Whirlpool believes that the transaction presents Whirlpool with the opportunity to:

      o Through the achievement of these cost savings, compete more effectively against domestic and foreign competitors in North America and elsewhere in the world;

      o Offer a wider range of high quality products to a significantly larger consumer base; and


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      o     More fully deploy Whirlpool's innovation capability across a wider range of products.

FINANCING
---------

Q.    WHAT IS THE EXPECTED IMPACT ON WHIRLPOOL'S DEBT RATING ONCE IT ACQUIRES
      MAYTAG?

A: We expect that the acquisition will generate significant efficiencies that are expected to be realized in the near term. We expect to retain an investment grade credit rating.

ANTICIPATED SAVINGS/BENEFITS OF MERGER
--------------------------------------

Q.    WHAT ARE WHIRLPOOL'S EXPECTED FINANCIAL BENEFITS FROM THE ACQUISITION?

A: Whirlpool currently expects the merger with Maytag to generate approximately $300 to $400 million of annual pre-tax savings by the third year following completion of the merger. Efficiencies are expected to come from all areas across the value chain, including product manufacturing and marketing, global procurement, logistics, infrastructure and support areas, product research and development, and asset utilization. Achieving these efficiencies will require one-time costs and capital investments currently estimated to be in the range of $350 million to $500 million, a majority of which currently are anticipated to be capitalized through purchase accounting. Whirlpool currently anticipates incurring these costs during the first two years following completion of the merger.

      Whirlpool believes that the transaction presents Whirlpool with the opportunity to:

      o Through the achievement of these cost savings, compete more effectively against domestic and foreign competitors in North America and elsewhere in the world;

      o Offer a wider range of high quality products to a significantly larger consumer base; and

      o More fully deploy Whirlpool's innovation capability across a wider range of products.

Q. GIVEN THE SIGNIFICANT SYNERGIES WHIRLPOOL IS EXPECTING, SHOULD LAYOFFS BE ANTICIPATED? WHERE ELSE WOULD THE SYNERGIES COME FROM?

A: Synergies will come from all areas across the value chain, including procurement, distribution, and research and development. Until the merger is completed, Maytag will continue to operate its businesses independently, and we are not currently in a position to discuss the specifics of how these efficiencies will be derived.


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Q.    WHAT ARE THE PRIMARY OBSTACLES THAT MIGHT PREVENT A TIMELY INTEGRATION OF
      MAYTAG'S AND WHIRLPOOL'S OPERATIONS?

A. Multiple risks associated with the transaction are discussed in detail in the proxy statement/prospectus.

Q.    MAYTAG'S CURRENT MANAGEMENT, AS DISCLOSED IN THE PROXY
      STATEMENT/PROSPECTUS, ISSUED FIVE-YEAR, LOW-CASE, BASE-CASE AND HIGH-CASE FORECASTS IN WHICH IT ASSUMED THE SHUTDOWN OF ITS NEWTON, NORTH CANTON AND FLORENCE FACILITIES. DOES WHIRLPOOL AGREE WITH THIS STRATEGY? DOES THE MERGED COMPANY INTEND TO FOLLOW THROUGH WITH THE SHUTDOWNS?

A. Whirlpool and Maytag are independent companies. Maytag will continue to operate as a separate company and we cannot speak for them. It is too soon to discuss what may or may not happen if the merger is completed.

REGULATORY CLEARANCE/ANTI-TRUST
-------------------------------

Q.    WHAT IS THE TIMETABLE FOR THE ANTITRUST PROCESS?

A: Both parties filed notification and report forms, as part of the Hart-Scott-Rodino antitrust law requiring notification to the federal government of certain transactions, on Sept. 6, 2005. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and related rules, referred to as the HSR Act, the merger cannot be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Federal Trade Commission and Antitrust Division of the Department of Justice. We expect that the requirements of the HSR Act may be satisfied so that the merger can be completed as early as the first quarter of 2006.

      In addition, Whirlpool and Maytag have submitted or will submit merger notification filings to foreign regulatory authorities in Canada, Mexico, Colombia, Brazil, Germany and any other jurisdiction where the parties determine that such filings are required.

Q.    WHEN DO YOU EXPECT THE DEAL TO CLOSE?

A. We are working to complete the merger as promptly as practicable. We expect the merger to be completed as early as the first quarter of 2006, following approval from Maytag stockholders at the special meeting and receipt of required regulatory approvals. For further information regarding regulatory approvals necessary for completion of the merger, please see the section entitled "The Merger - Regulatory Matters Relating to the Merger" in the proxy statement/prospectus.


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CURRENT BUSINESS
----------------

Q. WHAT IS THE SUPPLIER-RELATED AND POTENTIAL PRODUCT SAFETY PROBLEM THAT WHIRLPOOL IS INVESTIGATING THAT MAY AFFECT UP TO 3.5 MILLION APPLIANCES AND MAY COST UP TO $235 MILLION?

A. Whirlpool is currently investigating a supplier-related quality and potential product safety problem that may affect up to 3.5 million appliances manufactured between 2000 and 2002. Whirlpool currently estimates that its potential cost from this matter ranges from $0 to $235 million, depending upon whether it is determined that some or all of the appliances must be repaired or replaced, whether the cost of any such corrective action is borne initially by Whirlpool or the supplier, and, if initially borne by Whirlpool, whether Whirlpool will be successful in recovering its costs from the supplier. In addition, Whirlpool could incur other costs arising out of this matter, which cannot currently be estimated but could be material. The company is not in a position to provide additional information at this time.





















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